Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

July 11, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.
Washington, D.C. 20549

Re:	LogicMark, Inc. Registration Statement on Form S-1, as amended File No. 333-279133

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 10, 2024, in which we, as placement agent for LogicMark, Inc.’s (the “Company’s”) proposed public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for July 11, 2024 at 5:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Aaron M. Gurewitz
Head of Equity Capital Markets

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP